AB

03012525

SECURITIES ... EXCHANGE COMMISSION
Washington, D.C. 20549

503/5/03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45364

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMHERST SECURITIES GROUP, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5151 SAN FELIPE, SUITE 1300
(No. and Street)

HOUSTON	TEXAS	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LINDA HANNAN (713)888-9100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MANN FRANKFORT STEIN & LIPP CPA'S L.L.P.
(Name – *if individual, state last, first, middle name*)

12 GREENWAY PLAZA, SUITE 1202	HOUSTON	TEXAS	77046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED FEB 26 2003 WASH, D.C. 207

PROCESSED MAR 28 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SB 3-27

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Linda Hannan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amherst Securities Group, L.P., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA A. JONES
MY COMMISSION EXPIRES
JULY 13, 2005

Lisa A. Jones
Notary Public

Linda Hannan
Signature

Senior Vice President & CFO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*** A REPORT CONTAINING THE STATEMENT OF FINANCIAL CONDITION HAS BEEN INCLUDED. ACCORDINGLY, IT IS REQUESTED THAT THIS REPORT BE GIVEN CONFINDENTIAL TREATMENT***

AMHERST SECURITIES GROUP, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

AMHERST SECURITIES GROUP, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

CONTENTS

MANN
FRANKFORT
STEIN &
LIPP
Certified Public Accountants
A Limited Liability Partnership

12 Greenway Plaza, Suite 1202
Houston, Texas 77046-1289
(713) 561-6500
FAX: (713) 968-7128

Independent Auditors' Report

To the Partners
Amherst Securities Group, L.P.

We have audited the accompanying statement of financial condition of Amherst Securities Group, L.P. (a limited partnership) as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Amherst Securities Group, L.P. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Mann Frankfort Stein & Lipp CPAs, L.L.P.

Houston, Texas
January 31, 2003

AMHERST SECURITIES GROUP, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS	
Cash and cash equivalents	$ 7,758,504
Cash segregated under regulations	4,128,616
Accrued interest receivable	3,304,574
Receivable from broker-dealers	651,794
Receivable from clearing organization	5,153,636
Receivable from customers	23,559,727
Securities purchased under agreements to resell	23,276,425
Marketable securities owned	429,324,353
Furniture and equipment, less accumulated depreciation of $829,823	840,091
Other assets	592,666
TOTAL ASSETS	$ 498,590,386
LIABILITIES AND PARTNERS' CAPITAL	
LIABILITIES	
Payable to clearing organization	$ 38,375,613
Marketable securities sold, but not yet purchased	23,109,946
Securities sold under agreements to repurchase	375,309,519
Payable to broker-dealers	9,556,388
Payable to customers	2,759,654
Accounts payable	36,313
Accrued liabilities	15,800,907
TOTAL LIABILITIES	464,948,340
NOTES PAYABLE - AFFILIATES	5,000,000
LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS	10,000,000
PARTNERS' CAPITAL	18,642,046
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 498,590,386

See notes to statement of financial condition.

AMHERST SECURITIES GROUP, L.P.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: Amherst Securities Group, L.P. (the "Partnership") is a Texas Limited Partnership formed by a reorganization of Amherst Securities Group, Inc. in 2000. Under the reorganization, Amherst Securities Group, Inc. became the general partner of Amherst Securities Group, L.P. and all of the shareholders of Amherst Securities Group, Inc. obtained a limited partner interest in Amherst Securities Group, L.P. equal to their ownership interest in Amherst Securities Group, Inc. Additionally, Amherst Securities Group, Inc. changed its name to ASG General Partners, Inc.

Effective January 2001, the Partnership recapitalized by amending the original agreement of limited partnership to establish three Classes of limited partnership interests (Class A, Class B, and Class C, respectively). Under the amended partnership agreement , the 99% limited partner ownership interest in the Partnership was divided into numerical units of ownership ("units"). The units of the original limited partners were converted into Class B units. Four hundred Class A units were issued to the subordinated note holders for a $200,000 cash contribution. The Class A units are to be repurchased by the Partnership when the subordinated notes are paid. Additionally, the Partnership issued 219.7 Class C units for a cash contribution of $1,000,000. General distinctions between the Classes of limited partnership interest include preferential semi-annual net operating profit distributions and buy-back agreements.

The Partnership issues its statement of financial condition on the accrual method of accounting in accordance with accounting principles generally accepted in the United States. Accounting principles followed by the Partnership and the methods of applying those principles which materially affect the determination of financial position are summarized below:

Nature of Operations: The Partnership is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. and primarily markets fixed income securities to financial institutions with offices located in Texas, Florida, Tennessee and Connecticut. The Partnership's customers are located throughout the United States.

Revenue Recognition: Proprietary securities transactions are recorded on a settlement date basis with related gains or losses recorded on that date. Customers' securities transactions are reported on a settlement date basis with related commission income and expense recorded on the settlement date. Marketable securities are valued at market value with the difference between cost and market included in net earnings.

Cash and Cash Equivalents: The Partnership considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Resale and Repurchase Agreements: Transactions involving the purchase of securities under agreements to resell ("reverse repurchase agreements") or the sale of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. Accrued interest is recorded separately. It is the policy of the Partnership to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. At December 31, 2002, the market value, including accrued interest, of the securities sold subject to repurchase was $375,573,007.

Furniture and Equipment: Furniture and equipment are stated at cost. Depreciation is computed at rates considered sufficient to amortize the cost of the assets over three to seven years using the straight-line method.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal Income Taxes: Federal income taxes are not payable by, or provided for, the Partnership. The general and limited partners are taxed individually on their share of partnership earnings. Net income or loss of the Partnership is allocated in accordance with the partnership agreement.

Use of Estimates: The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - CASH SEGREGATED UNDER REGULATIONS

Cash of $4,128,616 at December 31, 2002 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE C - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS

Amounts receivable from and payable to broker-dealers consist of securities failed-to-deliver and securities failed-to-receive.

NOTE D - MARKETABLE SECURITIES OWNED AND MARKETABLE SECURITIES SOLD, BUT NOT YET PURCHASED

Marketable securities owned and marketable securities sold, but not yet purchased, consist of government securities, United States Treasury notes and corporate debt and are stated at quoted market values. Securities owned are held by clearing organizations as collateral for amounts payable to those organizations.

NOTE E - PAYABLE TO CLEARING ORGANIZATION

As of December 31, 2002, the payable to clearing organization is collateralized by the Partnership's owned securities.

As of December 31, 2002, the Partnership is using two clearing organizations. Interest is charged on the amounts due to the clearing organizations at the Effective Fed Fund Rate plus 1.00% and the Target Fed Fund Rate plus 1.25%.

NOTE F - LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

At December 31, 2002, the Partnership has subordinated note agreements with Class A limited partners. The agreements have the same repayment terms and bear interest at London Interbank Offered Rate (LIBOR) plus 7.75%. Interest only payments are due semi-annually with the total principal due January 2005. The aggregate subordinated note balance outstanding at December 31, 2002 is $10,000,000.

The agreements have restrictive operating and financial covenants with which the Partnership must comply to avoid accelerated repayment of the notes. The Partnership was not in compliance with certain covenants but it obtained waivers for non-compliance.

The subordinated notes are covered by an agreement approved by the NASD and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such liabilities are required for the Partnership's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE G - NOTES PAYABLE - AFFILIATES

During 2002, the Partnership received an aggregate $5,000,000 for the issuance of subordinated liability agreements with four affiliates. The Partnership also issued a total of 200 Class A units to the affiliates for $100,000 under the terms of the related investment agreement. Although the notes are structured as subordinated liability agreements, the Partnership did not have NASD approval at December 31, 2002. Accordingly, the note balances have been excluded in computing the net capital under the Securities and Exchange Commission's Uniform Net Capital Rules. The liabilities bear interest at LIBOR + 7.75% with interest only payments due semi-annually and the total principal due December 2006. The Partnership received NASD approval subsequent to December 31, 2002. See further discussion at Note Q. Subsequent to year-end, the maturity date was amended to January 2006 and the Partnership is awaiting approval from the NASD for the revised agreement.

NOTE H - OPERATING LEASES

The Partnership leases office facilities under operating lease agreements which expire at various times through December 2007. The Partnership also leases equipment under operating lease agreements expiring at various dates through the year 2003.

Approximate future minimum rentals are as follows:

Year Ending December 31,	
2003	$ 1,253,776
2004	512,349
2005	301,439
2006	253,266
2007	253,266
	$ 2,574,096

NOTE I - PROFIT SHARING PLAN

The Partnership has a profit sharing plan under Section 401(k) of the Internal Revenue Code for all eligible employees. Participants are permitted to defer compensation up to a maximum of 90% of their income not in excess of limits determined by the Internal Revenue Service. The Partnership makes a matching contribution of a portion of the participant's compensation. The Partnership may also elect to make additional contributions at its discretion.

NOTE J - 2002 EQUITY PARTICIPATION PLAN

During 2002, the Partnership adopted the 2002 Equity Participation Agreement. Under the agreement, certain key management will receive periodic incentive awards of Class B Units of the Partnership as determined by the Equity Participation Committee appointed by the Partnership. Incentive awards for 2002 were valued by the Partnership based on the book value of the Class B Units at the date of grant. The Units will vest at various percentages over a three year period based on the date the incentive award was granted.

NOTE K - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Partnership had net capital of $20,328,566, which was $18,823,264 in excess of its minimum required net capital of $1,505,302.

NOTE L - CONCENTRATIONS OF CREDIT RISK

The Partnership is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers and other sophisticated financial institutions. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Partnership maintains cash in bank deposit accounts which, at times, exceed federally insured limits. The Partnership has experienced no losses associated with these accounts.

NOTE M - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Partnership has sold treasuries and TBA pools that it has not yet purchased in order to reduce exposure on marketable securities owned. The Partnership has recorded these obligations in the financial statements at the December 31, 2002 market values and will incur a loss if the market value of the securities increases subsequent to December 31, 2002.

In the normal course of business, the Partnership's customer clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE N - FAIR VALUE OF FINANCIAL INSTRUMENTS

The financial instruments of the Partnership are reported at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments, except repurchase and reverse repurchased agreements and subordinated notes. The following methods and assumptions were used by the Partnership to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Repurchase and Reverse Repurchase Agreements: The fair value estimates are based on dealer quotes.

Subordinated Notes: The carrying amounts of subordinated notes approximate their fair value.

NOTE O - LITIGATION

At December 31, 2002, the Partnership is involved in litigation in the normal course of business. Management of the Partnership does not expect the eventual outcome to have a material effect on the financial statements.

NOTE P - RELATED PARTY TRANSACTIONS

During 2002, the Partnership engaged in trading activity with the Class A Limited partners. Management of the Partnership believes this activity was conducted on terms equivalent to arms-length transactions.

NOTE Q - SUBSEQUENT EVENT

On January 29, 2003, the Partnership received approval of the subordinated liability agreements discussed in Note G from the NASD District office in Dallas, Texas. The NASD approval is based on the understanding that the terms of the newly approved subordinated agreements will include the $10,000,000 in liabilities subordinated to the claims of general creditors outstanding at December 31, 2002, resulting in an aggregate subordinated obligation of $15,000,000 for the Partnership. Effectively, the $10,000,000 in existing subordinated loans will be repaid (terminated) with the proceeds added to the new subordination agreements.

AMHERST SECURITIES GROUP, L.P.

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2002

MANN
FRANKFORT
STEIN &
LIPP
Certified Public Accountants
A Limited Liability Partnership

12 Greenway Plaza, Suite 1202
Houston, Texas 77046-1289
(713) 561-6500
FAX: (713) 968-7128

Independent Auditors' Report on the Internal Control Required by SEC Rule 17a-5

To the Partners
Amherst Securities Group, L.P.

In planning and performing our audit of the financial statements of Amherst Securities Group, L.P. (the "Partnership") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and for obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by any other than these specified parties.

Mann Frankfort Stein & Lipp CPAs, L.L.P.

Houston, Texas
January 31, 2003